[Merrill Lynch Letterhead]

February 7, 2008

Sonny Oh, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Definitive Information Statements on Schedule 14C filed by MLIG Variable
Insurance Trust on February 7, 2008 (the “Information Statements”)

Dear Mr. Oh:

     MLIG Variable Insurance Trust (the “Trust”), in connection with the submission of the Trust’s above-referenced Information Statements (the “Filings”), hereby acknowledges that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in the Filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments in the Filings do not foreclose the SEC from taking any action with respect to the Filings; and

•	the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

MLIG Variable Insurance Trust

By: /s/Barry G. Skolnick Name: Barry G. Skolnick
Title: Secretary, MLIG Variable Insurance Trust